PRESS RELEASE	SEPTEMBER 27, 2022

Largo Announces Trading of Largo Physical Vanadium on the TSX Venture Exchange under the Symbol "VAND"

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce that Largo Physical Vanadium Corp. ("LPV") shares have commenced trading today on the TSX Venture Exchange (the "TSXV") under the ticker symbol "VAND".

On September 15, 2022, LPV completed its qualifying transaction pursuant to the policies of the TSXV (the "Transaction"). LPV met all the post-closing conditions required in respect of the Transaction and on September 23, 2022, the TSXV granted final approval of the Transaction, allowing for the listing of LPV's common shares.

Paulo Misk, President and Chief Executive Officer of Largo commented: "The listing of LPV shares allows investors direct exposure to vanadium. With this enhanced visibility on the TSXV, LPV will do its part to raise the profile of vanadium - a key green transition metal central to clean energy storage and greener steel." He continued: "LPV's business model could enable the reduction of vanadium commodity costs that typically constitute a significant proportion of the total cost of vanadium redox flow batteries ("VRFB's"), which could in turn further enhance their adoption.

Alberto Arias Chairman of the Board of Directors of Largo commented: "We believe that LPV's business model could be an important innovation in the vanadium and long duration energy storage industries. One of the biggest challenges for the commercialization of VRFB's has been the high cost of vanadium and periods of price volatility. LPV potentially solves this problem by segregating and maintaining ownership of vanadium used in the VRFBs, such that customers are not affected by vanadium price volatility."

LPV aims to provide a secure, convenient and exchange-traded investment alternative for investors interested in having direct exposure to physical vanadium, which is an important metal in key industries such as steel, aerospace and long duration energy storage. Vanadium doesn't degrade, is fully recyclable when used as electrolyte in VRFB's and has carbon reducing attributes when used in steel alloying applications. LPV's strategy is not only to achieve appreciation through the acquisition of vanadium, but to own and actively supply vanadium to end users of VRFB's, thereby advancing its adoption in long duration energy storage, especially those associated with renewable energy deployments. This strategy is integral to LPV's business plan, as it defrays an important portion of the costs associated with using vanadium in VRFB's.

For more information on LPV, please visit www.lpvanadium.com.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

LPV Contact
Paul Vollant
President & Chief Executive Officer
+41.796.630.895
pv@lpvanadium.com

Cautionary Statement on Forward-looking Information:

This press release contains forward-looking information under applicable securities legislation ("forward-looking information"). Forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements contained in this press release include, but are not limited to, statements regarding the anticipated trading day of LPV shares on the TSXV, the occurrence and terms of further purchases of vanadium on behalf of LPV, the services to be provided to LPV under the advisory services, safekeeping, supply and technical advisory agreement, LPV's strategy and business plants, the VRFB market and the value of and uses for vanadium.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks relating to: our ability to build, finance and operate our VRFB business, that we will be able to protect and develop our technology and maintain our intellectual property, that we will be able to market, sell and deliver our VRFB products on specification and at a competitive price; that we will be able to secure the required production resources to build our VCHARGE batteries, that VRFB technology will generally be adopted in the market and that we will be able to successfully negotiate a mutually beneficial definitive agreement or other relationship with Ansaldo Green Tech as well those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking information are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking information. Largo does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.